

Mail Stop 3720

July 13, 2007

Mr. Brad Bernstein
President
Anchor Funding Services, Inc.
2201-E Crownpoint Executive Drive
Charlotte, North Carolina 28227

Re: Anchor Funding Services, Inc.
Registration Statement on Form 10-SB/A
Filed on July 3, 2007
File No. 0-52589

Dear Mr. Bernstein:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Government Regulation, page 10

1. We note your response to prior comment 11 of our letter dated May 25, 2007. Please revise to indicate what government body could "deem" your factoring transactions to be loans or financing transactions as opposed to a true purchase of accounts receivable.

2. In your response to prior comment 18 of our letter dated May 25, 2007, you state that you complied with our comment. We are unable to locate the disclosure requested in the first part of the comment in the two sections of the document that you reference. We also note that you did not tell us whether any other clients represented 10% or more of your accounts receivable portfolio. Please advise.

Management's Discussion and Analysis or Plan of Operation

Results of Operations

Three Months Ended March 31, 2007 Compared to March 31, 2006, page 23

3. Please refer to prior comment 21. Move your discussion of increased operating expenses for 2007 on page 25 to this section that discusses 2007.

Item 4, Security Ownership of Certain Beneficial Owners and Management, page 27

4. We note your response to prior comment 26 of our letter dated May 25, 2007, and the revised disclosure on page 28. Please revise to include additional columnar disclosure regarding the total voting power held by each person.

Audited Financial Statements for the Year Ended December 31, 2006

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-6

5. Please refer to prior comment 39. Please discuss in detail the nature of your fees, the amounts and how you have determined that the transaction fee is revenue at the time of purchase. Please refer to SAB Topic 13.A.3 f. in detailed discussion of your financial reporting for your non-refundable transaction and time-based fees. We believe that the SAB may be relevant and need your careful and complete analysis to understand your financial reporting for these fees.

Note 9. Subsequent Event, page F-11

6. Please expand your disclosure on page F-13 to include the missing information following the colons.

<u>Unaudited Condensed Consolidated Pro Forma Financial Information, page P-1</u>

7. Article 11 of Regulation S-X requires a balance sheet as of the last balance sheet date. Since the transaction is already reflected in your March 31, 2007 balance sheet, a pro forma balance sheet is no longer required. However, disclosures to balance sheet accounts are still required.

8. You should provide a pro forma statement of operations for the three months ended March 31, 2007 as well as the year ended December 31, 2006. Both pro formas should be presented giving effect to the acquisition as if it occurred on January 1, 2006.

<u>Notes to the Unaudited Condensed Balance Sheet, page P-2</u>
<u>Notes to the Unaudited Condensed Statement of Operations, page P-3</u>

9. Expand your notes here to show in detail how each amount appearing as a pro forma adjustment was calculated as well as assumptions made.

10. In (3) you state that there are no significant permanent or temporary differences. Please tell us how you arrived at the two offsetting entries to deferred taxes of 18,500 and (18,500).

11. Tell us how you determined that the common stock was $8,000 if 8 million shares with a par value of $0.01 were issued. Please reflect all changes to the components of stockholders' equity.

12. Tell us why the components of stockholders' equity related to your preferred stock issuance does not agree with your unaudited financial statements for the quarter ended March 31, 2007. Please revise your presentation so that items related to the preferred stock are presented with the value of the preferred stock.

<u>Consolidated Financial Statements for the Quarter Ended March 31, 2007</u>

<u>General</u>

13. Please mark these financial statements as "Unaudited."

14. Please revise your presentation for your Consolidated Statements of Operations for the three months ended March 31, 2006 to delete earnings per share information since you were an LLC and did not have shares outstanding.

15. Revise, as appropriate for comments issued regarding the audited financial statements for the year ended December 31, 2006.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sharon Virga, Accountant, at (202) 551-3385 or Dean Suehiro, Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Steven Morse, Esq. (*via facsimile*)